Exhibit 3.1
Text of Amendment to GNC Acquisition Holdings Inc. Bylaws
ARTICLE III
DIRECTORS
     Section 1. Number and Election of Directors. Unless otherwise required by the Stockholders Agreement, the Board of Directors shall consist of not less than one nor more than eleven members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a majority of the votes cast at each Annual Meeting of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be stockholders.